Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
August 19, 2011

Media Contact: Clay Anderson, 202-872-2680
canderson@pepcoholdings.com
Media Contact: Matt Likovich, 410-860-6203
Pager: 866-655-2237
matthew.likovich@delmarva.com
Investor Relations: Brian Shivery, 302-429-3591
brian.shivery@pepcoholdings.com

PHI Announces Delay in MAPP Transmission Project
Regional Grid Operator Sets New In-Service Date

WASHINGTON – Pepco Holdings, Inc. (PHI) today notified the Maryland Public Service Commission and Virginia State Corporation Commission that the company is requesting temporary delays in the Commissions' reviews of the respective applications filed by the utility's subsidiaries, Pepco and Delmarva Power, for state regulatory approval for the Mid-Atlantic Power Pathway (MAPP).

MAPP is a proposed, high-voltage, 152-mile interstate transmission project planned to originate at the Possum Point substation in northern Virginia, traverse under the Chesapeake Bay and end at the Indian River substation in Delaware.

The requests were filed following notification from PJM Interconnection (PJM), the regional electric grid operator, that it has established a new in-service date for MAPP.

PJM's notification states that the need for MAPP has moved from 2015 to the 2019-2021 timeframe. However, PJM also noted that transmission planning "uncertainties could accelerate this schedule." The letter states that PJM's action "does not constitute a directive by PJM to cancel or abandon the MAPP project," and also directs PHI to proceed with those development efforts "reasonably necessary to allow the MAPP project to be quickly re-started…"

The notification also states that PJM will be using a new stakeholder process to evaluate its transmission planning methods, which could lead to changes in PJM's assessment of MAPP's in-service date. PJM does not expect the new evaluation to be completed until sometime in 2012.

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"Reliable power is critical to the economy and security of this region and the country," said PHI Chairman, President & CEO Joe Rigby. Mr. Rigby also stated that "PHI remains committed to the MAPP project due to the many benefits it will provide to the region, including enhancing electric system reliability, transporting renewable wind energy from off-shore to the Mid-Atlantic region, and fueling economic growth."

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For additional information regarding MAPP, see the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2011

PJM's letter can be accessed at http://pjm.com/documents/~/media/documents/reports/20110818-mapp-letter.ashx

About PHI *: Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey. PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI also provides energy efficiency and renewable energy services through Pepco Energy Services.*